AMARC ATTENDING SPROTT SYMPOSIUM

July 12, 2018, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) would like to announce that Amarc President Dr. Diane Nicolson will be attending The Sprott Natural Resource Symposium from July 17 to 20, 2018 at the Fairmont Hotel, Vancouver, and invites investors to meet with her during the conference at Booth #14.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits. Hudbay Minerals Inc. is funding development of the IKE and JOY projects in partnership with Amarc, which is operating these exploration and development programs.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Previous and current HDI porphyry projects included some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.